EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Fiscal Years Ended in December

(Thousands of Dollars)

	2016	2015	2014	2013	2012
Earnings available for fixed charges:
Earnings before income taxes	$692,489	603,915	539,988	351,822	453,402
Add:
Fixed charges	114,933	112,319	108,780	120,422	106,687
Subtract:
Earnings (losses) from equity investees net of distributed income	19,240	16,545	(9,178)	(2,386)	(6,015)

Total	$788,182	732,779	657,946	474,630	566,104

Fixed charges:
Interest expense	$97,405	97,122	93,098	105,585	91,141
Rental expense representative of interest factor	17,528	15,197	15,682	14,837	15,546

Total	$114,933	112,319	108,780	120,422	106,687

Ratio of earnings to fixed charges	6.86	6.52	6.05	3.94	5.31